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~~Orbital Corporation Limited~~

~~CEO on Update~~

~~Date: 19.11.2008~~

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Orbital Corporation Limited at its recent AGM said that with the emerging softening in a number of your main markets, you expect to make a loss in the first half ending December, and that although you anticipate a return to profit in the second half, you’ll likely report a loss for the full year ending June 2009.  In the last three years Orbital has made a loss in the first half, yet realised a full-year profit.  How does the market environment differ this year compared with the previous years?

CEO Terry Stinson

The global financial crisis is impacting our markets in Australia and especially hard hit is North America where a lot of our business is sourced, primarily in the marine and recreation markets.  This is impacting the sales of Synerject, our US-based 50:50 joint venture with Continental, and will impact our ~~Orbital~~  royalties which are generated mainly in the second half of the year.  The global financial situation will also impact ~~the~~  our U ~~nited States~~  S- based customers ’ spending decisions for engineering contracts.

Considering the worldwide financial situation and ~~the~~  contin uing ~~uous~~ fluctuations in the markets, it ’  ~~i~~ s difficult to make projections regarding the year - end results and ~~at this time~~  we’re reluctant to give detailed guidance at this time ..

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What ability do you have internally to mitigate the impact of the slower markets?

CFO Keith Halliwell

The slower markets are impacting our more mature, traditional businesses.  Synerject is growing in new regions and markets, for example China with the launch of the M3 electronic control unit, and this will offset the slow down in the North American marine market. We can also grow in areas where we didn’t have business last year, for example Orbital Gas Products (OGP).  In terms of an action plan to offset cost pressure in our more mature businesses, the best thing we can do is maintain our continual review of our costs and make sure they’re in accordance with revenue expectations.

CEO Terry Stinson

I’d also add that although we can reduce costs, we also have to maintain a minimum level of scientific and engineering expertise to ensure we have the infrastructure and capability in R&D to stay competitive.  We wouldn’t want to forego our future or give away any strategic advantage by cutting critical resources that are very difficult to replace, especially in Perth.  For ~~Orbital~~  us to be successful and serve the markets that we ’  ~~a~~ re in, we need to maintain a minimal critical mass.

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You said at the AGM that Orbital’s immediate targeted growth areas are in alternative fuels, Liquid Propane Gas ( LPG ) with Orbital Gas Products, and under investigation, LNG/CNG for the heavy transport sector.  What are Orbital’s competitive advantages in these markets?

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~~Orbital Corporation Limited~~

~~CEO on Update~~

~~Date: 19.11.2008~~

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CFO Keith Halliwell

Our acquisition of OGP in June makes us the only LPG system supplier to an OEM with their technology centre based in the Australian market.  OGP also brings with it an existing relationship with Vialle, which is well regarded in the LPG automotive fuel systems sector internationally.

Beyond that, our experienced engineering team and highly regarded facilities in Perth have built up a great deal of engineering expertise working with dual fuel, Liquid Natural Gas ( LNG ) and Compressed Natural Gas ( CNG ) systems for heavy trucks.  We’ve also received funding from the Commonwealth Government for an investment in a new heavy-duty engine testing facility which is currently being built.

CEO Terry Stinson

LPG, CNG and LNG are gaseous fuels.  Our core technology is based on preparation and   injection of fuels into engines.   ~~Orbital’s~~  Our FlexDI technology is based on “air-assist” ~~we~~  or us ing ~~e~~ air, which is gaseous, mixed with petrol and other fuels to enable significant improvements in fuel economy and ~~to~~  provide reduced greenhouse gas emissions.  The application of gaseous fuels such as ~~Liquid Propane Gas (~~ LPG ~~)~~ and ~~Compressed Natural Gas (~~ CNG ~~)~~ , ~~on~~  to internal combustion engines, fits with our experience and skill sets.

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What impact will the recent sharp fall in oil prices have on demand for your technology in the alternative fuel markets?

CEO Terry Stinson

We all know higher oil prices push up demand for alternative fuels, and when the price of oil was very high a few months ago there was a lot of news about alternative fuels and their viability.  These fluctuations in oil prices are caused by broader financial market factors.   ~~If you go back and look at~~ Historically, ~~the trends for~~  crude oil prices ~~, they~~ have fluctuate d but on average have continue d to rise over time.  The other issue that has n ’ ~~o~~ t been addressed is the predicted shortage of available oil due primarily to the rapid economic expansion ~~in~~  of China and India.  This expansion may have slowed, but has not stopped.

Due to these factors, there ~~really~~  hasn’t been any softening of the strategic interest of our customers in alternative fuels.  Even with the current cost of petrol, LPG still has a price advantage.  The other advantage is the positive impact on the environment that can be derived from the application of alternative fuels.  Even in the current worldwide economic climate, officials from the Australian ~~Commonwealth~~ Government ~~to~~  continue to put significant emphasis on reducing harmful greenhouse gases.  The environmental benefit alone will drive continued interest in the application of alternative fuels.

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You also indicated that in future, the Orbital business of today could develop into one focused primarily on providing engineering services to the public and private sectors, with new businesses in alternative fuels and aligned areas being run on a stand-alone

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~~Orbital Corporation Limited~~

~~CEO on Update~~

~~Date: 19.11.2008~~

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basis.  What is the rationale for structuring the business this way and what are the implications for earnings?

CEO Terry Stinson

The key is to focus.  For example, OGP still operates largely as a standalone operation in Sydney.  It has a different product profile from our core Orbital R&D and engineering consulting business based in Perth.  OGP is similar to Synerject which we started on the Perth site many years ago ..       Synerject grew to ~~the point~~  where it became an independent engine management and fuel systems supply business which is different to an R&D focus.  Our goal is to create new businesses using the same model, use our technical base to create value for customers and then allow these businesses to evolve ~~,~~ separate ly and become independent selling and service-providing operations.  Then we propose to start the cycle again.  This applies to operating businesses that we acquire, like OGP, where we bring technology to the business.  It also applies to businesses that we can grow organically and then push them out on the ir ~~y~~ own once their business model is mature.  These businesses would all fall under the same company umbrella but would operate independently so they can focus on their particular markets and customers.

~~For t~~ T he impact on earning s ~~, this~~ should be positive as each unit will operate independently and be focused on its own returns.  The more businesses we create, the more insulated we can be from a downturn in any one business.  Based on my experience, smaller organi s ~~z~~ ations that are focused on their specific customer and market segments have a higher probability of success.  A good example of this is the success with Synerject.  The next example will be OGP.

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What have been the reasons for the relative success of Synerject and how will you assess the suitability of your different businesses for adopting the Synerject model?

CEO Terry Stinson

Synerject was created to fulfil a commercial and market need.  The market needed a way for specific engines and products to meet emissions standards in the mid 1990 ~~’~~ s.  The Orbital fuel system was proven in ~~the~~  our laboratories in Perth and ~~also proven in the~~  customer ~~’~~ s’ development centres  ~~of our customer~~ ..  At the time, no company was manufacturing the ~~Orbital technology based~~  systems and components necessary ~~to install to engines~~  for production volumes and consumer sales of Orbital technology based engines ..  Orbital and Mercury Marine decided to create a joint venture to accomplish this.  As the interest in the technology grew, Siemens became interested and Synerject was born.

The Synerject model can also be employed in alternative fuels.  OGP for example has built a successful business selling a vaporiser LPG system.  This system however may not meet future emissions legislation and does n ’ ~~o~~ t offer the customer the highest level of performance, so “a market need is created”.   ~~Orbital~~  We bring ~~s~~ to the venture ~~their~~  our combustion and fuel systems expertise and working with Vialle , OGP’s licensor in Europe, will develop a next - generation LPG system that will provide enhanced performance, improved fuel economy, and reduced greenhouse gas emissions to customers in Australia.

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~~Orbital Corporation Limited~~

~~CEO on Update~~

~~Date: 19.11.2008~~

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One key ingredient is the ability to create strong partnerships and alliances.  Our partnership with Continental (previously Siemens VDO), goes back more than 10 years.   ~~Orbital~~  We ha ve ~~s~~ many strong alliances within the industry that will help to facilitate business creation.   ~~Orbital~~  We also ha ~~s~~ ve the experience related to creating and operating businesses like Synerject.   ~~You of course think all decisions are good ones at the time, sometimes the market will throw you a curve ball, often you are in a new market situation and have no history to rely on for decision making.~~   Surviving the mistakes makes you stronger and puts you out in front of potential competitors.   ~~Orbital has~~  We’ve survived and Synerject has prospered.

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Will the current credit crisis have any impact on your strategy for Orbital and do you have the ability to fund your current strategic plans?

CFO Keith Halliwell

The credit crisis will have an impact on our short-term outlook but we see our strategy as long ~~-~~  term.  Nothing is emerging from the crisis that changes our view on the long-term growth potential in our various business sectors.

We ~~’ve got~~   have cash in the bank and our heavy duty engine testing facility is funded by the Commonwealth.  Our immediate plans can be funded out of cash reserves, but depending on the pace of our strategic investment, we may need to raise additional capital in the future.

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Considering Orbital’s capability to reduce greenhouse gases and reduce fuel costs for passenger cars, are you considering working with the Commonwealth and the Australian OEMs on greenhouse gas reduction programs?

CEO Terry Stinson

As is publicly known, we’ve already undertaken projects with the Commonwealth.  The relationship is good, and I expect the projects to continue.  The most recent project was a large study ~~of~~  that tested the emissions ~~through emissions testing~~  of different car categories  ~~of cars~~ ..  This is an area ~~where~~ to which ~~Orbital is~~ we’re uniquely suited in Australia.  We ’  ~~wi~~ ll continue to work closely with the Commonwealth and the states to identify new opportunities where ~~Orbital~~  we can contribute.  We’re also working with the Australian OEMs in this area and ~~we~~  have good  ~~and~~  , long-standing relationships with Ford, Holden and Toyota.

~~Orbital has~~ We have a lot to offer.  With recent announcements of more funding for Australia’s Green Car program, for example, we think there will be a number of future initiatives where ~~Orbital~~  we can make a contribution.   ~~Orbital is~~ We’re in a unique position.  We ’  ~~a~~ re an Australian company that can provide to the Commonwealth next generation engine management and fuel systems ideas that are proven to reduce greenhouse gas emissions and ~~proven~~  improve ~~ments in~~  fuel economy.   ~~Orbital~~  We also ~~has~~  have the only independent emissions testing facility in Australia.  Not only can ~~Orbital~~  we do the front-end R&D work to develop next generation engine systems, we also have the facilities to develop and prove the results in our Perth - based facilities.

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~~Orbital Corporation Limited~~

~~CEO on Update~~

~~Date: 19.11.2008~~

~~DRAFT ONLY~~

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Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson (+61 8) 9441 2462

For previous Open Briefings by Orbital, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.